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                          Filed by Hewlett-Packard Company Pursuant to Rule 425
                                               Under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934
                                  Subject Company:  Compaq Computer Corporation
                                                   Commission File No.:  1-9026




      On September 4, 2001, Hewlett-Packard Company sent an email message to all of its employees. The text of the email message follows.

Dear HP colleague,

Today is a historic day for our industry. Today is an important day for HP's customers. And today is an exciting day for you, as a member of this team and this company.

The people of HP and the people of Compaq are joining forces--we've agreed to merge our two companies to create an even more capable organization to serve our customers. We believe that by joining with Compaq we can provide them more choice, more freedom, and more flexibility so that they can make the most out of their past, current, and future technology investments.

For our employees, I think it's a rare chance to be part of an industry-changing team--a company with the reach and capability and expertise to fundamentally change how technology transforms business and daily life. We have an opportunity to create a world where technology works for people-not the other way around.

A significant leap forward in achieving our strategy

This merger greatly accelerates our journey--our journey to reinvent HP, our journey to offer not just great products but great solutions, our journey to become a more customer-focused organization, and our journey to transform ourselves into an indisputable market leader.

From the beginning, we have had the ambition to be #1 or #2 in every market in which we compete. What's new with this era, is that we also have an opportunity to lead the industry and our customers to a new model of computing--a model of computing based on industry-standard, market-unifying technologies and architectures.

As I have said time and time again, this is a company with a big culture, a big brand, a big legacy, and big ambitions. Today's news certainly delivers on every dimension. With this one move, we:

  - Extend our lead as the #1 leader in imaging and printing--with more opportunities and even more experience in competing along the full spectrum of solutions. Compaq brings not only its customer base, but specifically also deep expertise in competing in highly competitive markets.

  -  Extend our lead as the #1 consumer IT solutions company in the world.

  -  Catapult HP into the #1 small- and medium-business IT solutions company.

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  -  And, for the first time in a very long time, IBM will have a competitor that's strong enough, bold enough, and talented enough to take them head-on in the enterprise space.

Our structure:
The new organization--the end state five to eight months from now

Let me talk about what I envision our company will look like five to eight months from now; it customarily takes this amount of time to gain approval to merge two companies of this size. (I will circle back to this point in a moment, in that I want to be certain that HP stays our course during this time.)

Our goal has been--and in the new organization will continue to be--to structure in a way that enables us to both deliver superior customer experiences, as well as superior products and solutions. Both HP and Compaq have moved to a front/back organizational model. When we merge the two companies after we gain approval on the merger, we will build on our shared front/back structures-but we will evolve the model. We will have four primary businesses in the company-and our goal is to have at least 80% of the "front/back motions" contained within any given organization. By putting the key processes and the key decisions under a single leader in each unit, we will achieve more accountability and crisper decision-making. That said, the 20% of the front/back processes and efforts that will be shared between organizations requires and that we maintain a high commitment to collaboration.

The four main units of the new HP will be:

  - IT Infrastructure: By combining the server, storage, and software capabilities of Compaq and HP, we can offer you an even more compelling solution-servers (from industry standard servers to high-end, fault-tolerant systems) that are designed to specifically address the evolving nature of an always-on Internet infrastructure. Management software that allows our customers to optimize, manage, and monitor their entire network. Storage solutions that allow them to manage 10 times the data without adding to the payroll. And the services and support expertise to help them design, build, and keep it running.
     This will be a $23 billion business, lead by Peter Blackmore, currently Executive Vice President of Sales and Services at Compaq.

  - Services: Let's spend a little more time on services. We will have deeper and broader capabilities in consulting, outsourcing, and support--to help you strategize and manage your infrastructure. With more than 65,000


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    professionals around the globe in the new HP Services organization, we want to be the partner of choice in architecting the enterprise. By combining forces, we become a top-tier services provider--offering a true choice in how large companies strategize and implement IT projects. As a new kind of industry leader that values partnerships, we plan to be the partner of choice for consultants and systems integrators as well-- PricewaterhouseCoopers, Accenture, and KPMG. This $15 billion business will be led by Ann Livermore.

  - Access Devices (PCs, handhelds, and new kinds of Internet-access devices): By combining two strong businesses into one, we plan to offer our customers a broader range of PCs, handhelds, and other Internet-enabled devices--via the channel that best meets their needs (directly from us, from our partners, or from retailers around the globe). Products that "simply work better together." Devices that will enable people to work the way they want to work in the office, at home, or on the move. This $29 billion business will be led by Duane Zitzner.

  - Imaging and Printing: We remain committed to one of our core strengths--our expertise in recording, sharing, storing, and printing information, memories, documents, and ideas. In fact, in the next several weeks, you'll see us make some announcements on this front that will prove our commitment and leadership in this area--and improve the ways customers can use information to empower their organization and enhance their relationships with their customers. This $20 billion business will be led by Vyomesh Joshi ("VJ").

I will serve as Chairman and CEO. And Michael Capellas will join the new HP as President. The CFO of the combined company will be Robert Wayman. I will name the additional executive leaders in upcoming communications with you.

The integration team: Drawing on the best strengths of both organizations

As exciting as all this news is, I also want you to know that I realize the challenges of integrating these two great companies: We are both in the middle of our own reinvention efforts. We both must continue to run our businesses, while planning for integration. We both do business in highly competitive market segments that will be unforgiving of missteps or slowed decision making or response times.

We will tackle the challenge of integrating this organization with discipline, decisiveness and focus.


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That's why I've asked Webb McKinney to head up the integration effort along with Jeff Clarke, Compaq's Chief Financial Officer. They will lead an integration office responsible for planning the integration--allowing our line managers within HP to focus on running the business, with minimal distraction.

We already have several things working in our favor:
  - We have a comprehensive integration plan.
  - We've already done much of the strategic work required to make smart decisions about how to evolve our solutions sets in the combined company-- and our goal will be to provide roadmaps to our customers to make their transition a smooth one.
  - We have the top managers selected and retention contracts in place--so we can retain key talent.
  - We've hired outside experts with deep experience in integration efforts of this scale.

What this means for you: Stay focused.

As I said, this merger is a game-changing move in our industry.

Our competitors are going to use every chance they can to discredit it:
They'll say we'll lose focus, they'll say we won't be able to execute, they'll say we won't be able to make the tough decisions fast enough.

I believe we will prove them wrong.

Despite today's very exciting news, it's vitally important that, until your manager tells you otherwise, stay focused. Focused on what you're doing now. Focused on running the business. Focused on serving customers and beating the competition. We must continue to meet our financial commitments, so that we can reap the benefits of this merger long term.

As I said in the beginning of this communication with you: This is a historic day. There is much to celebrate. Congratulations, HP. It's great to be part of this team.

Warm regards,

/s/ Carly
Carly


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Additional Information and Where to Find It:

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at WWW.SEC.GOV. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-5020. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision.

HP and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the transaction. A list of the names of HP's executive officers and directors, and a description of their respective interests in HP, are set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain additional information regarding the interests of HP's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

Compaq and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the transaction. A list of the names of Compaq's executive officers and directors, and a description of their respective interests in Compaq, are set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain additional information regarding the interests of Compaq's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.